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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

August 30, 2023

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Fund (File No. 333-265783)

Dear Mr. Bellacicco:

This letter sets forth the response of our client, AOG Institutional Fund (the “Fund”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), given via telephone conference on August 11, 2023 (the “Comment Letter”), pertaining to the post-effective amendment no. 1 to the Fund’s registration statement filed on Form N-2 on June 15, 2023 (the “Registration Statement”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were given and are numbered accordingly.

1.                   Comment: The Staff previously stated that under the “Portfolio Investments” and “Investment Strategy” headings of the prospectus, the disclosure states that “The Fund has adopted a policy prohibiting it from investing more than 15% of its net assets in Private Investment Funds that primarily invest in publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, “Hedge Funds”).” As this disclosure is currently drafted, it appears that the Fund is limiting this policy to certain 3(c)(1) and 3(c)(7) funds. The Staff requested that the Fund revise the disclosure to expand the types of funds that would be considered Hedge Funds for this policy.

The Fund proposed to revise the definition of “Hedge Funds” in the Registration Statement as follows:

The Fund has adopted a policy prohibiting it from investing more than 15% of its net assets in Private Investment Funds (1) that are not primarily engaged in the business of

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Mr. Christopher R. Bellacicco
August 30, 2023

investing in the debt and equity securities of entities that (a) are organized under the laws of, and have their principal places of business in, the United States, (b) do not have any class of securities listed on a national securities exchange, and (c) would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, or (2) that primarily invest in publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, “Hedge Funds”).

The Staff reiterates its position that the Fund’s investment policy, as proposed above, related to investments in funds that would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 excludes certain types of funds that the Staff believes should be included in the 15% limit.

Response:       The Fund undertakes to remove the policy prohibiting it from investing more than 15% of its net assets in Hedge Funds (as defined above) and will limit investments in it to prospective investors that are “accredited investors” within the meaning of Regulation D promulgated under the Securities Act of 1933.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer